

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2011

Gene Hodges
Chief Executive Officer
Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121

      Re: Websense, Inc.
            Item 4.02 Form 8-K
            Filed February 1, 2011
            File No. 000-30093

Dear Mr. Hodges:

      We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    /s/ Craig Wilson

                    Craig Wilson
                    Senior Assistant Chief Accountant